UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Half of 2023

The preliminary financial performance figures for Woori Financial Group for the six-month period that ended on June 30, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2023	2H 2022	% Change Increase (Decrease)	1H 2022	% Change Increase (Decrease)
Revenue*	Specified Quarter	23,396,838	19,707,608	18.72	22,714,945	3.00
	Cumulative Basis	23,396,838	42,422,553	—	22,714,945	3.00
Operating Income	Specified Half	2,147,922	1,998,411	7.48	2,432,113	(11.68)
	Cumulative Basis	2,147,922	4,430,524	—	2,432,113	(11.68)
Income before	Specified Half	2,148,533	2,017,463	6.50	2,467,911	(12.94)
Income Tax Expense	Cumulative Basis	2,148,533	4,485,374	—	2,467,911	(12.94)
Net Income	Specified Half	1,613,380	1,464,678	10.15	1,859,304	(13.23)
	Cumulative Basis	1,613,380	3,323.982	—	1,859,304	(13.23)
Profit to the Equity Holders of the Parent Entity	Specified Half	1,538,635	1,379,746	11.52	1,761,934	(12.67)
	Cumulative Basis	1,538,635	3,141,680	—	1,761,934	(12.67)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2023

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the six-month period that ended on June 30, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2023	2H 2022	% Change Increase (Decrease)	1H 2022	% Change Increase (Decrease)
Revenue*	Specified Half	21,251,376	17,772,654	19.57	20,883,969	1.76
	Cumulative Basis	21,251,376	38,656,623	—	20,883,969	1.76
Operating Income	Specified Half	1,956,745	1,798,798	8.78	1,984,389	(1.39)
	Cumulative Basis	1,956,745	3,783,187	—	1,984,389	(1.39)
Income before	Specified Half	1,951,149	1,822,488	7.06	2,040,220	(4.37)
Income Tax Expense	Cumulative Basis	1,951,149	3,862,708	—	2,040,220	(4.37)
Net Income	Specified Half	1,477,901	1,344,621	9.91	1,558,788	(5.19)
	Cumulative Basis	1,477,901	2,903,409	—	1,558,788	(5.19)
Profit to the Equity Holders of the Parent Entity	Specified Half	1,471,973	1,337,699	10.04	1,554,466	(5.31)
	Cumulative Basis	1,471,973	2,892,165	—	1,554,466	(5.31)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 27, 2023	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President